Exhibit 99.1

Arbe Radar Technology Selected by Leading Global Defense System Integrator for Multiple Civilian and Defense Programs

The Parties Entered into an Agreement to Jointly Provide Solutions Across Three Projects, With Plans to Expand Cooperation into Additional Initiatives

Tel Aviv, Israel, July 14, 2026 – Arbe Robotics (NASDAQ: ARBE) (TASE: ARBE), a global leader in ultra-high-resolution radar solutions, today announced that its radar technology has been selected by a leading global defense and homeland security system integrator for several civilian and defense programs. Under a newly signed framework collaboration agreement, Arbe will supply radar systems for three projects developed by the integrator, with cooperation expected to expand to additional initiatives.

The selection followed the integrator’s ongoing evaluation of various advanced radar and sensing technologies to support complex operational environments and extend system-level capabilities. Based on this evaluation, the integrator found that Arbe’s high-resolution radar technology was suitable for multiple applications, and selected Arbe as its exclusive radar provider for the projects covered by the agreement.

The agreement advances Arbe’s role as a supplier of complete radar systems, beyond its core chipset offering, in demanding environments outside the automotive sector, including defense, homeland security, and infrastructure-related domains. Following the signing of the agreement, the integrator placed initial orders for Arbe’s radar systems, with the first deliveries already completed, and additional orders anticipated during 2026 and 2027.

“The framework agreement with a leading global defense system integrator marks an important step in Arbe’s expansion into high-value verticals beyond automotive,” said Ram Machness, CEO of Arbe. “It validates the strength of our radar technology and the need for it in mission-critical environments and demonstrates the broader commercial opportunity for our radar systems, in addition to our chipset offering.”

Arbe’s radar system is powered by its proprietary chipset, which features the industry’s largest channel array: 48 transmitting and 48 receiving RF channels supporting 2,304 virtual channels and ultra-high-resolution 4D imaging. The solution provides long-range detection, precise object separation, free-space mapping, and advanced false-alarm mitigation in all weather and lighting conditions. These capabilities make the platform well suited to multiple application domains, including autonomous driving; off-highway applications such as agriculture and construction; and defense and homeland security.

About Arbe

Arbe (NASDAQ: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Arbe’s proprietary chipset and complete radar systems deliver detailed 4D imaging, enabling precise object detection, separation, tracking, and mapping in complex environments and in all weather and lighting conditions. Built for demanding use cases across mobility, autonomy, off-highway operations, infrastructure, homeland security, and defense-related programs, Arbe’s technology enables OEMs, Tier-1 suppliers, and system integrators to develop safer and more reliable solutions and AI-based perception systems at scale.

Headquartered in Tel Aviv, Israel, Arbe also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the ability of the products sold to perform as anticipated by the integrator, our ability to provide the products profitably, and the extent of future orders pursuant to the agreement described in this press release; our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier-1 programs, to successfully develop and market our products in various other markets including perimeter-security, and physical AI fields; whether and when we secure the orders we anticipate and the extent of any orders we receive in the various markets we are targeting; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the ceasefire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah may take against Israel in the event the ceasefire with Iran ends; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contact:

DeeDee Rudenstein
Propel Strategic Communications
drudenstein@propelsc.com
+1 267-521-9654